Exhibit 1

Company Contacts		IR Agency Contact

Niran Baruch, VP Finance & Chief Accounting Officer AudioCodes Tel: +972-3-976-4000 niran.baruch@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Philip Carlson/Collin Dennis KCSA Strategic Communications Tel: +1-212-896-1233 audc@kcsa.com

AudioCodes Reports Fourth Quarter and Full Year 2015 Results

Lod, Israel - January 26, 2016 -

Fourth Quarter and Full Year 2015 Highlights:

•	Quarterly revenues increased by 4.2% over the previous quarter to $35.6 million; full year 2015 revenues totaled $139.8 million;
•	Quarterly service revenues increased by 3.4% over the previous quarter to $9.9 million; full year 2015 service revenues totaled $37.8 million.
•	Quarterly Non-GAAP gross margin was a record 60.5%; Full Year 2015 Non-GAAP gross margin totaled 60.0%;
•	Quarterly Non-GAAP operating margin grew to a record 8.9%;
•	Quarterly Non-GAAP net income was $2.8 million, or $0.07 per diluted share; full year 2015 Non-GAAP net income was $5.9 million, or $0.14 per diluted share;
•	Cash flow from operating activities was $7.7 million for the quarter and $17.6 million for the full year 2015;
•	AudioCodes repurchased 1.1 million shares of its ordinary shares at an aggregate cost of $4.5 million during the quarter;

Details:

AudioCodes (NASDAQ: AUDC), a leading provider of converged voice solutions that enable enterprises and service providers to transition to all-IP voice networks, today announced financial results for the fourth quarter and full year periods ended December 31, 2015.

AudioCodes Reports Fourth Quarter and Full Year 2015 Results	Page 1 of 11

Revenues for the fourth quarter of 2015 were $35.6 million, compared to $34.2 million for the third quarter of 2015 and $39.1 million for the fourth quarter of 2014. Revenues were $139.8 million in 2015 compared to $151.6 million in 2014.

Net income was $2.8 million, or $0.07 per diluted share, for the fourth quarter of 2015, compared to $946,000, or $0.02 per diluted share, for the fourth quarter of 2014. Full year 2015 net income was $366,000, or $0.01 per diluted share, compared to a net loss of $(86,000), or $(0.00) per diluted share, in 2014.

On a Non-GAAP basis, quarterly net income was $2.8 million, or $0.07 per diluted share, compared to $2.5 million, or $0.06 per diluted share, in the fourth quarter last year. Full year Non-GAAP net income was $5.9 million, or $0.14 per diluted share, compared to $6.8 million, or $0.16 per diluted share, in 2014.

Non-GAAP net income (loss) excludes: (i) stock-based compensation expenses; (ii) amortization expenses related to intangible assets; and (iii) non-cash deferred tax benefit or expenses. A reconciliation of net income (loss) on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Net cash provided by operating activities for the fourth quarter of 2015 totaled $7.7 million and $17.6 million for the full year 2015. Cash and cash equivalents, bank deposits and marketable securities were $80.4 million as of December 31, 2015 compared to $85.7 million as of December 31, 2014. The decrease in cash and cash equivalents, bank deposits and marketable securities for the full year 2015, was the result of the use of cash for the continued repurchasing of the Company’s ordinary shares pursuant to its share repurchase program and the acquisition of Active Communications Europe.

“We are pleased to report strong financial results for the fourth quarter and solid progress in our key business lines for the full year 2015,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes. “AudioCodes’ 2015 performance was underlined by successful execution of our strategic plan to focus on the growing needs of enterprises and service providers to realign their operations towards unified communications (UC) and the transition to an ALL-IP network. In the fourth quarter of 2015 we enjoyed strong business momentum related to the Microsoft Skype for Business (SfB) solution and in our session border controller (SBC) activities, which provided sequential revenue growth of more than 20%. Enjoying a record gross margin of 60.5% in our sales, and good control of operating expenses, we also achieved record performance in operating margin which increased to 8.9% of revenues and strong positive cash flow.”

AudioCodes Reports Fourth Quarter and Full Year 2015 Results	Page 2 of 11

“We continued to invest in our UC and SIP-related (UC-SIP) activities and announced an agreement to acquire Active Communications Europe to further strengthen our ability to provide advanced software solutions for the emerging Microsoft SfB online application. We intend to further invest in the transition to a world of All-IP networks and solidify our leading position in connecting businesses to the emerging Cloud-Centric world. Investments made in these areas over the past few years continue to contribute to our sustained growth and leadership in the enterprise voice business. These investments, coupled with increased focus on software products, solutions and services, are expected to provide further strength and support to our success in coming years”, concluded Mr. Adlersberg.

Share Buy Back Program

During the quarter ended December 31, 2015, AudioCodes acquired 1.1 million shares under the existing share repurchase program for a total consideration of approximately $4.5 million. As of December 31, 2015 and since beginning the repurchase of its shares in August 2014, AudioCodes had acquired an aggregate of 5.8 million shares for an aggregate consideration of approximately $24.8 million.

In January 2016, AudioCodes received court approval in Israel to purchase up to an aggregate of $15 million of additional ordinary shares pursuant to this program. The current court approval for share repurchases will expire on May 19, 2016.

Acquisition of Active Communications Europe

On December 31, 2015 (the “Closing Date”), AudioCodes entered into a definitive agreement to acquire Active Communications Europe, a provider of communications solutions that increase the effectiveness of departments, individuals and organizations. Active Communications Europe is a Microsoft Silver Partner specializing in Unified Communications.

The consideration for this transaction consists of payment of $3 million in cash to the stockholders of Active Communications Europe, plus an earn-out arrangement. The fair value of the earn-out was estimated at $2.1 million and was recorded as a liability in AudioCodes financial statements as of the Closing Date. The Company allocated the acquired assets and liabilities assumed based on a preliminary Purchase Price Allocation (“PPA”) performed by an independent financial advisor. Following the transaction, Active Communications Europe became a wholly owned subsidiary of AudioCodes.

AudioCodes Reports Fourth Quarter and Full Year 2015 Results	Page 3 of 11

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:00 A.M., Eastern Time today to discuss the Company’s fourth quarter and full year 2015 operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one the following numbers:

United States Participants: +1 (877) 407-0778

International Participants: +1 (201) 689-8565

The conference call will also be simultaneously webcast. Investors are invited to listen to the call live via webcast at the AudioCodes investor website at http://www.audiocodes.com/investors-lobby.

About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) designs, develops and sells advanced Voice-over-IP (VoIP) and converged VoIP and Data networking products and applications to Service Providers and Enterprises. AudioCodes is a VoIP technology market leader, focused on converged VoIP and data communications, and its products are deployed globally in Broadband, Mobile, Enterprise networks and Cable. The Company provides a range of innovative, cost-effective products including Media Gateways, Multi-Service Business Routers, Session Border Controllers (SBC), Residential Gateways, IP Phones, Media Servers, Value Added Applications and Professional Services. AudioCodes’ underlying technology, VoIPerfectHD™, relies on AudioCodes’ leadership in DSP, voice coding and voice processing technologies. AudioCodes’ High Definition (HD) VoIP technologies and products provide enhanced intelligibility and a better end user communication experience in Voice communications. For more information on AudioCodes, visit http://www.audiocodes.com.

To download AudioCodes investor relations app, which offers access to its SEC filings, press releases, videos, audiocasts and more, please visit Apple’s App Store for the iPhone and iPad or Google Play for Android mobile devices.

AudioCodes Reports Fourth Quarter and Full Year 2015 Results	Page 4 of 11

Statements concerning AudioCodes’ business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements’’ as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes’ industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes’ and its customers’ products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; and other factors detailed in AudioCodes’ filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2016 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom, AudioCodes One Voice and CloudBond are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

AudioCodes Reports Fourth Quarter and Full Year 2015 Results	Page 5 of 11

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	December 31,
	2015	2014
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$18,908	$14,797
Short-term and restricted bank deposits	5,661	7,630
Short-term marketable securities and accrued interest	2,480	543
Trade receivables, net	25,622	31,056
Other receivables and prepaid expenses	4,405	6,244
Inventories	16,778	14,736
Total current assets	73,854	75,006

LONG-TERM ASSETS:
Long-term and restricted bank deposits	$3,034	$4,066
Long-term marketable securities	50,294	58,684
Deferred tax assets	1,659	4,192
Severance pay funds	16,086	17,835
Total long-term assets	71,073	84,777

PROPERTY AND EQUIPMENT, NET	4,090	3,856

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	40,246	36,745

Total assets	$189,263	$200,384

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$5,338	$4,686
Trade payables	7,304	10,111
Other payables and accrued expenses	20,060	15,758
Deferred revenues	12,885	10,233
Total current liabilities	45,587	40,788

LONG-TERM LIABILITIES:
Accrued severance pay	$16,377	$17,908
Long-term bank loans	6,032	5,105
Deferred revenues and other liabilities	3,814	2,862
Total long-term liabilities	26,223	25,875

Total equity	117,453	133,721
Total liabilities and equity	$189,263	$200,384

AudioCodes Reports Fourth Quarter and Full Year 2015 Results	Page 6 of 11

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended		Three months ended
	December 31,		December 31,
	2015	2014	2015	2014
	(Unaudited)	(Audited)	(Unaudited)
Revenues:
Products	$101,990	$118,561	$25,704	$30,012
Services	37,769	33,018	9,945	9,105
Total Revenues	139,759	151,579	35,649	39,117
Cost of revenues:
Products	47,227	54,349	11,879	13,582
Services	9,744	8,243	2,470	2,370
Total Cost of revenues	56,971	62,592	14,349	15,952
Gross profit	82,788	88,987	21,300	23,165
Operating expenses:
Research and development, net	27,996	32,275	6,664	7,938
Selling and marketing	43,360	45,534	10,260	11,278
General and administrative	8,726	7,677	1,913	1,986
Total operating expenses	80,082	85,486	18,837	21,202
Operating income	2,706	3,501	2,463	1,963
Financial income (expenses), net	442	(196)	(158)	(28)
Income before taxes on income	3,148	3,305	2,305	1,935
Income tax benefit (expense), net	(2,782)	(3,391)	491	(989)

Net income (loss)	$366	$(86)	$2,796	$946

Basic net earnings (loss) per share	$0.01	$(0.00)	$0.07	$0.02

Diluted net earnings (loss) per share	$0.01	$(0.00)	$0.07	$0.02

Weighted average number of shares used in computing basic net earnings (loss) per share (in thousands)	40,178	42,286	38,443	42,738

Weighted average number of shares used in computing diluted net earnings (loss) per share (in thousands)	40,565	42,286	38,771	43,205

AudioCodes Reports Fourth Quarter and Full Year 2015 Results	Page 7 of 11

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NON-GAAP PROFORMA STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended		Three months ended
	December 31,		December 31,
	2015	2014	2015	2014
	(Unaudited)	(Audited)	(Unaudited)
Revenues:
Products	$101,990	$118,561	$25,704	$30,012
Services	37,769	33,018	9,945	9,105
Total Revenues	139,759	151,579	35,649	39,117
Cost of revenues:
Products	46,422	53,503	11,675	13,379
Services	9,456	8,008	2,399	2,309
Total Cost of revenues (1) (2)	55,878	61,511	14,074	15,688
Gross profit	83,881	90,068	21,575	23,429

Operating expenses:
Research and development, net (1)	27,567	31,690	6,588	7,816
Selling and marketing (1) (2)	42,106	44,065	10,003	10,911
General and administrative (1)	7,944	6,910	1,810	1,818
Total operating expenses	77,617	82,665	18,401	20,545
Operating income	6,264	7,403	3,174	2,884
Financial income (expenses), net	442	(196)	(158)	(28)
Income before taxes on income	6,706	7,207	3,016	2,856
Taxes on income, net (3)	(805)	(453)	(178)	(314)

Net income	$5,901	$6,754	$2,838	$2,542

Diluted net earnings per share	$0.14	$0.16	$0.07	$0.06

Weighted average number of shares used in computing diluted net earnings per share (in thousands)	40,809	43,568	39,035	43,524

(1)	Excluding stock-based compensation expenses related to options and restricted stock units granted to employees and others.
(2)	Excluding amortization of intangible assets related to the acquisitions of Nuera, Netrake, and Mailvision assets.
(3)	Excluding non-cash deferred tax expenses (benefits).

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AudioCodes Reports Fourth Quarter and Full Year 2015 Results	Page 8 of 11

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME (LOSS) TO NON-GAAP NET INCOME

U.S. dollars in thousands, except per share data

	Year ended		Three months ended
	December 31,		December 31,
	2015	2014	2015	2014
	(Unaudited)	(Audited)	(Unaudited)
GAAP net income (loss)	$366	$(86)	$2,796	$946

GAAP net earnings (loss) per share	$0.01	$(0.00)	$0.07	$0.02

Cost of revenues:
Stock-based compensation (1)	101	89	27	16
Amortization expenses (2)	992	992	248	248
	1,093	1,081	275	264
Research and development, net:
Stock-based compensation (1)	429	585	76	122

Selling and marketing:
Stock-based compensation (1)	1,061	1,105	242	276
Amortization expenses (2)	193	364	15	91
	1,254	1,469	257	367
General and administrative:
Stock-based compensation (1)	782	767	103	168

Income taxes:
Deferred tax (3)	1,977	2,938	(669)	675

Non-GAAP net income	$5,901	$6,754	$2,838	$2,542
Non-GAAP diluted net earnings per share	$0.14	$0.16	$0.07	$0.06

(1)	Stock-based compensation expenses related to options and restricted stock units granted to employees and others.
(2)	Amortization of intangible assets related to the acquisitions of Nuera, Netrake, and Mailvision assets.
(3)	Non-cash deferred tax expenses (benefits).

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AudioCodes Reports Fourth Quarter and Full Year 2015 Results	Page 9 of 11

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2015	2014	2015	2014
	(Unaudited)	(Audited)	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$366	$(86)	$2,796	$946
Adjustments required to reconcile net income or loss to net cash provided by operating activities:
Depreciation and amortization	2,963	3,230	613	800
Amortization of marketable securities premiums and accretion of discounts, net	1,107	820	256	312
Increase (decrease) in accrued severance pay, net	218	(223)	(59)	(108)
Stock-based compensation expenses	2,373	2,546	448	582
Decrease (increase) in long- term deferred tax assets	1,975	2,940	(671)	676
Decrease in accrued interest on loans, marketable securities, convertible notes and bank deposits	55	152	113	141
Decrease (increase) in trade receivables, net	5,575	(4,625)	598	(955)
Decrease (increase) in other receivables and prepaid expenses	1,777	(2,249)	1,277	1926
Decrease (increase) in inventories	(2,013)	(925)	(481)	319
Increase (decrease) in trade payables	(2,987)	2,896	(183)	(434)
Increase (decrease) in deferred revenues	3,758	3,595	702	(447)
Increase (decrease) in other payables and accrued expenses	2,395	(2,114)	2,297	(1,391)

Net cash provided by operating activities	17,562	5,957	7,706	2,367

Cash flows from investing activities:
Purchase of marketable securities	-	(60,286)	-	-
Proceeds from sale of marketable securities	2,557	-	-	-
Decrease in short-term deposits, net	1,969	1,471	(105)	571
Decrease (increase) in long-term bank deposits	1,032	2,685	(1,994)	851
Proceeds from redemption of marketable securities	2,711	15,390	-	-
Purchase of property and equipment	(1,976)	(2,539)	(299)	(1,089)
Purchase of intangible asset	-	(100)	-	(100)
Net cash paid in acquisition of subsidiary	(1,960)	-	(1,960)	-

Net cash provided by (used in) investing activities	4,333	(43,379)	(4,358)	233

AudioCodes Reports Fourth Quarter and Full Year 2015 Results	Page 10 of 11

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2015	2014	2015	2014
	(Unaudited)	(Audited)	(Unaudited)
Cash flows from financing activities:
Purchase of treasury stock	(19,523)	(5,267)	(4,532)	(2,534)
Repayment of senior convertible notes	-	(338)	-	(53)
Repayment of long-term bank loans	(4,685)	(4,686)	(1,366)	(1,367)
Proceeds from bank loans	6,264	-	6,264	-
Consideration related to payment of acquisition of Mailvision	(233)	(233)	-	-
Proceeds from issuance of shares upon exercise of options and warrants	393	2,236	57	85
Proceeds from issuance of shares, net	-	29,744	-	-

Net cash provided by (used in) financing activities	(17,784)	21,456	423	(3,869)

Increase (decrease) in cash and cash equivalents	4,111	(15,966)	3,771	(1,269)
Cash and cash equivalents at the beginning of the period	14,797	30,763	15,137	16,066
Cash and cash equivalents at the end of the period	$18,908	$14,797	$18,908	$14,797

AudioCodes Reports Fourth Quarter and Full Year 2015 Results	Page 11 of 11